Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

October 10, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 27, 2023 (File No. 001-36430)

Dear Mr. McNamara and Ms. Thompson,

The Company has received the letter dated September 29, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 11, 2023. The Company respectfully submits to the Staff to request an extension of 10 business days to the due date for responding to the letter due to the additional time required to gather information and the eight-day public holiday in early October in China that overlaps with the initial response period. The Company will provide its response to the letter via EDGAR as soon as possible no later than October 27, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 25 8685 3969 or chenanqiang@tuniu.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP